Filed by: M&T Bank Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: People’s United Financial, Inc. (Commission File No.: 001-33326)

The following is a transcript of a virtual townhall meeting for employees of People’s United Financial, Inc., led by Jack Barnes, the Chief Executive Officer of People’s United Financial, Inc., and René Jones, the Chief Executive Officer of M&T Bank Corporation, held on February 24, 2021. A video replay of this meeting was made available to M&T Bank Corporation employees on the company’s internal website on February 27, 2021.

FACILITATOR: Ladies and Gentlemen, thank you for standing by and welcome to the People’s United Bank Town Hall.

At this time all parties are in a listen-only mode. If you should require assistance, you can press star and then zero and as a reminder this conference is being recorded. I’d now like to turn the conference over to our host Mr. Jack Barnes. Please go ahead sir.

JACK: Thank you Brad. Good morning everyone and thank you for joining us today. Over the past couple of days, I hope many of you have had some time to learn more about our announced merger, who M&T Bank is and the many synergies that exist between our two organizations that when combined will strengthen how we serve customers and communities. Today I want to introduce you to René Jones, Chairman and CEO of M&T, who will share more about M&T’s culture, their approach to service and discuss what you can expect in the weeks and months to come during the transition period and beyond. René and I have known each other for many years and have a mutual admiration for our community banking styles. Over the past few days, you all have heard from me in these forums through emails and many other ways my thoughts on the strategic rationale behind this partnership and we thought it was important for you to hear directly from René at this time. So I’m going to turn this over to René to share his thoughts and insights with you now – René.

RENÉ: Thanks Jack. Thanks and first, let me thank you all for attending this morning and thank you for giving me a chance to introduce myself and to share what I think the partnership of our two firms really means to you. Um, I guess I’d love to begin by simply saying that I am from New England. I was born and raised here and I grew up in a small town called Ayer, Massachusetts, which had about 6,000 people in it and I was in fact born on a military base called Fort Devens. My dad was a Sergeant First-Class in the Army. And for those of you who don’t know the geography, Ayer is about 20 miles south of Nashua, New Hampshire – it’s about 20 miles north of Worcester. When I could drive I jumped in my car and I visited Maine, in the summer, the Maine beaches and I spent a tremendous amount of time in Vermont—not just the big cities of Vermont, but places like the Northeast Kingdom, where my brother Andre and I used to raise and train chocolate Labs so I know your stomping grounds very well. I also attended Boston College and I worked in Boston and Concord and Springfield, Mass, mostly as an auditor and then for a little while in a private equity business. So somehow I got a letter many, many, many years ago in 1992 and I left and went to Buffalo and into a development program and I thought I would be back in two years, but unfortunately for me—I met our Chairman and CEO, Bob Wilmers and more than anything else what he taught me about was the meaning of a purpose-driven company, about values, a focus on talent and that talent is all that a banking institution has and then maybe most importantly, commitment to communities – sort of the idea of banking in the service of others. And so I never had the opportunity to come back until now. But let me start by saying that I understand how you must be feeling. There is an overwhelming sense of course of uncertainty particularly because many of you have been through acquisitions like this before and in your minds there are so many unknowns that as Jack points out only a few days ago didn’t exist and while we can’t answer everything today, I can give you a glimpse of what we know and why both Jack and I think that there is significant reason for optimism and we’ll also talk a little bit about what you can expect and I guess I dare I say bank on from M&T based on the values of both of our organizations. So let’s talk a little bit about how did this happen? As Jack mentioned, our organizations have known each other for a very, very, very long time. Jack knew my predecessor Bob Wilmers and through Bob and folks like Kirk Walters and others, I was introduced to Jack and to People’s and we’ve always, I mean for decades, shared a deep respect in your operating model and in your community-focused mission simply because it is very similar to our own. We’ve, over the years, shared ideas on tech, on banking, particularly business banking, we’ve talked about governance but we’ve also talked about the challenges of banking, but most of all we sort of share the same set of values based on respect for others, volunteerism, and supporting our communities. So over the last few weeks, I just have to stop and say that I’m just so impressed by the talent, the work ethic, the dedication to your customers and maybe even more importantly your dedication to each other, but mostly about the values and the dedication to your mission. So if you step back in the Fall of last year or so before Jack and I recognized the financial benefits of what we were about to embark on, we really saw the benefit and the power of merging similar cultures and values and in turn the ability to accelerate growth across both our franchises at a much faster pace than we could do on our own. So that was very, very clear to us. So in terms of values, I’ll just mention it again, I think the values that we share and culture are how we treat each other is probably top of the list which we’ll have to keep in mind as we go through our work together over the course of the next year. The shared purpose to sort of make it – the way we talk about our purpose at M&T, is to make a difference in peoples’ lives. I often say, we just happen to be a bank. At M&T, we believe our primary focus is to improve the quality of the lives in small towns and mid-tier cities across our footprint. We think that both of our missions are very distinct from the largest national banks in the country and that banking is not about size but about being close to your customer in the moments that matter. Think of the pandemic and PPP, think of the fact that combined our two small organizations rank sixth by delivering $12 billion of PPP loans, sixth in the country so we punch way above our weight. We have similar recognitions in our communities and for our customers, as evidenced by our CRA ratings and our Greenwich Awards of serving middle market and small business customers.

So let’s talk a little bit about what we’ll do. Jack and I want create opportunities and growth. The market – the Wall Street guys refer to this as a market extension deal and that is code for neither M&T nor People’s could do this alone. Think about this for a minute. We are about to create the largest community-focused regional bank in the Northeast and in the Mid-Atlantic markets. We are producing-creating the strength of the 11th largest U.S. bank holding company in America, but the distribution, the density and the personal connection to customers that doesn’t exist in the largest national banks. In our footprint – our footprint contains over 20% of the U.S. population, over 25% of its GDP, but we do that by serving many of the small towns and communities that are often overlooked and that we believe need banking the most that make our combined companies add a real purpose. We’re going to be a little over $200 billion in assets, but I think the thing that really strikes me the most, is that although we are larger and our reach has increased, we’ll really be very close together and very compact in terms of our footprint. In fact, I think we will have the second largest branch distribution system combined, second maybe to B of A in that footprint. But more importantly, if you find the center of our combined organization, the furthest branch from that center would be less than 300 miles away. So you can drive from Boston to Buffalo in seven hours. You can go—then you can jump back in your car and go to Baltimore in seven hours and I think it might take you seven and a half to get back to Boston, but we are really compact and that means that we’ll have strength in brand. Everybody will know who we are and not only in total but again in those small towns and places that we serve. So we are looking at this agreement as a partnership and in any partnership, we just need each other. There is no possible way that M&T could do this on our own because we are building a bigger company and bringing ourselves to places that we just don’t have the infrastructure and what that means is that we need you. We need your experience, we need the value that you bring to your customers, we need your knowledge of the communities, all of which will be new to M&T and my colleagues. So, because of this, it’s our intention to retain customer facing employees and we want to work together to build a bank that can do more for its customers and communities – you cannot do that without retaining customer facing employees. For those of you who happen to be in non-customer facing roles or who might be working in a role that is typically not retained in one of these transactions, I share Jack’s philosophy—don’t assume today that you won’t have a job. Look at the time from now until conversion as an opportunity maybe even a multiple month interview or a chance to showcase why it is that People’s United thinks so highly of you and your abilities. I can tell you now, and Jack and I have talked about this—if you are to assume that you don’t have an opportunity today, then it tends to be self-fulfilling. So really take this as an opportunity. You’ll hear this over time and over the years, it’s really true, one day you will wake up and you’ll realize how true it is, but M&T is a talent-driven organization. We believe we can only win by looking for opportunities to meet new folks and strengthen our team. Some organizations, when they’ve come together, have said well now we have an extra $100 million to invest in technology. No we would think that we have an extra $100 million to invest in people and we’re committed to meeting and working and interviewing each and every employee each and every one of you before any decisions are made. So we see this as a true partnership, one of like-minded cultures and people. What I wanted to mention is that Jack and I talked about all of these values and things in theory at the beginning of the year, but what was amazing is they were all put to the test during due diligence. Two hundred people on our side and about 200 people with you guys, and the thing that still strikes me is that in these meetings you really could not truly tell who worked for each institution. Quite frankly, I was embarrassed a couple of times because we just sort of worked so well together and I don’t know I’ll stop it for a minute here – Jack, I’m sure you had similar prospective?

JACK: Well thanks, René. Absolutely, I too, I was so impressed with the way people worked through due diligence as professionals and respectful with each other and getting the job done in a difficult situation but doing it so well so I totally agree. The culture, professionalism just good people working together and doing a really nice job and it’s a great sign for how we go forward from here. Really, really great.

RENÉ: That’s super encouraging. I gotta say, I met a number of people in leadership, who have a long-standing presence in Connecticut and throughout New England and you know your folks like Michael Boardman, whose experience in wealth is gonna really enhance the combined firm and then folks like Dianne Mercier and Grace Lee and Michael Seaver , all who can definitely handle the local papers and the local politicians and government folks, all of which are part of the fabric of the communities that we serve and through the process, it’s been really amazing.

So let me sort of come to a close here. I think the one thing that I can promise each of you today, is that while there are still many unknowns and uncertainties, we are committed to doing the following: We are committed to communicating regularly and transparently. We’re committed to offering clear timelines on what’s happening and when and providing resources to support you as you learn more about M&T’s culture and also to create opportunities to have your questions answered by members of, quite frankly, both teams. What I’d ask is that in moments of anxiety and where the uncertainty seems to be pronounced or sort of seems to be running high, this is what I’d ask of you. I’d ask you to take a moment, and first listen, listen to what’s going on with an open mind, learn, learn who we are, take the time to learn who we are and third, ask questions. Maybe a great question would be, how can I be part of this and if we do that, we’ll take this journey together and I’m confident that if we do, we can continue to make a difference in people’s lives across our entire footprint. So I just want to thank you so much for giving me the chance to introduce myself. I’m so sorry that it’s not in person but, in my mind, I can see myself stopping by each of your locations over the course of the next few months or whatever, as long as we can do that in a safe way and I’m really, really looking forward to meeting all of you and again thank you for all the work you have done to date in building such a great firm. I couldn’t be more excited about the opportunities in front of us and we will continue to maintain a deep commitment to all of you.

JACK: Thanks René. I appreciate your sharing those thoughts very much today and I know everybody on the phone as well appreciates it. So thank you all very much for joining us and have a great day and we’ll talk soon. Thank you.

RENÉ: Okay, bye bye.

FACILITATOR: And that does conclude the call for today. Thanks for your participation and for using AT&T teleconferencing. You may now disconnect.

Additional Information and Where to Find It

In connection with the proposed transaction, M&T Bank Corporation (“M&T”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 to register the shares of M&T’s capital stock to be issued in connection with the proposed transaction. The registration statement will include a joint proxy statement of M&T and People’s United Financial, Inc. (“People’s United”), which will be sent to the shareholders of M&T and People’s United seeking their approval of the proposed transaction.

This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS OF M&T AND PEOPLE’S UNITED AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT M&T, PEOPLE’S UNITED AND THE PROPOSED TRANSACTION.

Investors will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about M&T and People’s United, without charge, at the SEC’s website (http://www.sec.gov). Copies of the registration statement, including the joint proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Investor Relations, M&T Bank Corporation, One M&T Plaza, Buffalo, New York 14203, telephone (716) 635-4000, or Steven Bodakowski, People’s United Financial, Inc., 850 Main Street, Bridgeport, Connecticut 06604, telephone (203) 338-4202.

Participants in the Solicitation

M&T, People’s United and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding M&T’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 9, 2020, and certain of its Current Reports on Form 8-K. Information regarding People’s United’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 6, 2020, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on current expectations, estimates and projections about M&T’s and People’s United’s businesses, beliefs of M&T’s and People’s United’s management and assumptions made by M&T’s and People’s United’s management. Any statement that does not describe historical or current facts is a forward-looking statement, including statements regarding the expected timing, completion and effects of the proposed transactions and M&T’s and People’s United’s expected financial results, prospects, targets, goals and outlook. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could,” or “may,” or by variations of such words or by similar expressions. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions (“Future Factors”) which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

Future Factors include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between M&T and People’s United; the outcome of any legal proceedings that may be instituted against M&T or People’s United; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated; the risk that any announcements relating to the proposed combination could have adverse effects on the market price of the common stock of either or both parties to the combination; the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where M&T and People’s United do business; certain restrictions during the pendency of the merger that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; M&T’s and People’s United’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; and other factors that may affect future results of M&T and People’s United; the business, economic and political conditions in the markets in which the parties operate; the risk that the proposed combination and its announcement could have an adverse effect on either or both parties’ ability to retain customers and retain or hire key personnel and maintain relationships with customers; the risk that the proposed combination may be more difficult or time-consuming than anticipated, including in areas such as sales force, cost containment, asset realization, systems integration and other key strategies; revenues following the proposed combination may be lower than expected, including for possible reasons such as unexpected costs, charges or expenses resulting from the transactions; the unforeseen risks relating to liabilities of M&T or People’s United that may exist; and uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on People’s United, M&T and the proposed combination.

These are representative of the Future Factors that could affect the outcome of the forward-looking statements. In addition, such statements could be affected by general industry and market conditions and growth rates, general economic and political conditions, either nationally or in the states in which M&T, People’s United or their respective subsidiaries do business, including interest rate and currency exchange rate fluctuations, changes and trends in the securities markets, and other Future Factors.

M&T provides further detail regarding these risks and uncertainties in its latest Form 10-K and subsequent Form 10-Qs, including in the respective Risk Factors sections of such reports, as well as in subsequent SEC filings. Forward-looking statements speak only as of the date made, and M&T does not assume any duty and does not undertake to update forward-looking statements.